SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company, with authorized capital

Regular and Special Shareholders’ Meetings
Call Notice

The shareholders are hereby called to attend the Regular and Special Shareholders’ Meetings of the company to be held at 02:00 p.m. of March 15, 2007, at the head-office, on Av. Roque Petroni Junior, 1464 – térreo (Auditório), Morumbi, in the Capital of São Paulo State, in order to resolve on the following agenda:

Regular Shareholders’ Meeting: (1) To receive the Management Report; to review, discuss and vote the financial statements for fiscal year ended 12.31.2006; (2) To decide on the profit allocation for the fiscal year and distribution of dividends; (3) To approve the capital budget of the company for fiscal year 2007; (4) To elect the members of the Statutory Audit Committee and; (5) To establish the overall annual compensation of management and the individual compensation of the members of the Statutory Audit Committee.

Special Shareholders’ Meeting: (1) to ratify the wording of article 5 of the Bylaws, as suggested by the Board of Directors at a meeting held on 06.08.2006, when the increase of the capital stock of the company was homologated; (2) to ratify the election of the Directors, Mr. Manoel Luiz Ferrão de Amorim, elected on 09.13.2006; Mr. Rui Manuel de Medeiros D’Espiney Patrício and Mr. João Pedro Amadeu Baptista, elected on 05.10.2006;

GENERAL INSTRUCTIONS
(a)       The proxies for representation of shareholders of the Company at the Meeting must be filed at Av. Roque Petroni Júnior, 1464, 3º andar, lado B, Morumbi, in the Capital of São Paulo State, (Legal Department), on business days, from Monday to Friday, from 09:00 a.m. to 06:00 p.m., until not later than 02:00 p.m. of March 13, 2007.
(b)       Shareholders of the Company whose shares are held under Fungible Custody of Registered Shares of Stock Exchanges who wish to attend this Meeting shall be required to submit a statement showing their respective shareholding position in the Company, dated not more than two (2) days before the date of the meeting.
(c)       The documents and proposals related to the agenda of the meeting called herein are available to the shareholders at the address informed in letter (a) above.

São Paulo, February 06, 2007.

Manoel Luiz Ferrão de Amorim
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.